SECURI 04019290 IISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48986 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benson York Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Broad Hollow Road
(No. and Street)

| Melville | New York | 11747 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Conroy (631) 470-4620
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

| 1333 Broadway, Suite 516 | New York | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED APR 08 2004 WASH, D.C. 181

PROCESSED APR 22 2004 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, John Conroy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benson York Group, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

BRADFORD A. MILLER
NOTARY PUBLIC, State of New York
No. 4793716
Qualified in Putnam County
Commission Expires February 28, 2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENSON YORK GROUP, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

# BENSON YORK GROUP, INC.

535 Broad Hollow Road Melville, NY 11747
(631) 470-4620

SEC MAIL PROCESSING
RECEIVED
APR 08 2004
WASH. D.C. 181 SECTION

April 2, 2004

Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549-0001

Dear Sir or Madam:

Enclosed is an amend Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2003. Our prior submission contained an error in the computation of net capital and aggregated indebtedness included the supplementary information portion of the audited financial statements.

Accordingly, our outside auditors, Louis Sternbach & Company, LLP have prepared a new report for 2003 with the corrected information.

Sincerely yours,

Bradford A. Miller
Financial & Operations Principal

(two copies enclosed)

BENSON YORK GROUP, INC.

ACCOUNTANTS' REPORT

FINANCIAL STATEMENTS AND EXHIBITS

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors
Benson York Group, Inc.

We have audited the accompanying statement of financial condition of Benson York Group, Inc. as of December 31, 2003, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benson York Group, Inc. as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 17, 2004
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

# BENSON YORK GROUP, INC.

## STATEMENT OF FINANCIAL CONDITION

## AS OF DECEMBER 31, 2003

### ASSETS

| | |
|---|---|
| Cash in bank and on hand | $123,729 |
| Due from broker | 292,601 |
| Deposit with clearing organization | 52,120 |
| Prepaid expenses | 1,997 |
| Equipment, at cost less accumulated depreciation of $1,573 | 6,292 |
| Other assets | 3,000 |
| | $479,739 |

### LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| Accounts payable, accrued expenses and taxes | | $354,260 |
| Loans payable | | 15,500 |
| | | 369,760 |
| COMMITMENTS AND CONTINGENT LIABILITIES | | |
| SHAREHOLDERS' EQUITY | | |
| Common stock | | |
| Authorized 10,000,000 shares, $.01 par value | | |
| Issued and outstanding 4,325,600 shares | $ 43,256 | |
| Capital in excess of par value | 2,121,906 | |
| Retained earnings (deficit) | ( 1,400,682) | |
| | 764,480 | |
| Less: Treasury stock 278,900 shares | 654,501 | |
| Total Shareholders' Equity | | 109,979 |
| | | $479,739 |

The accompanying notes are an integral part of these financial statements

BENSON YORK GROUP, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

| | | |
|---|---|---|
| INCOME | | |
| Trading profits (losses) | | ($ 14,324) |
| Commission income | | 3,704,820 |
| Interest income | | 52 |
| Miscellaneous income | | 79,071 |
| Total Income | | 3,769,619 |
| EXPENSES | | |
| Employee compensation and benefits | $3,008,612 | |
| Floor brokerage, exchange and clearance fees | 195,242 | |
| Communications and data processing | 11,308 | |
| Interest | 145 | |
| Occupancy | 55,776 | |
| Other expense | 242,744 | |
| | | 3,513,827 |
| NET INCOME BEFORE TAXES | | 255,792 |
| STATE AND CITY TAXES | | 582 |
| NET INCOME | | $ 255,210 |

The accompanying notes are an integral part of these financial statements

BENSON YORK GROUP, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| BALANCE - JANUARY 1, 2003 | $ 88,769 |
| Add: Net Income | 255,210 |
| | 343,979 |
| Less: Repurchase of common stock | 234,000 |
| BALANCE - DECEMBER 31, 2003 | $ 109,979 |

The accompanying notes are an integral part of these financial statements

BENSON YORK GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $255,210 |
| Loss on abandonment of fixed assets | 21,554 |
| Depreciation and amortization | 1,573 |
| Net decrease in operating assets and liabilities, detailed below | 62,997 |
| Net Cash Provided by Operating Activities | 341,334 |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchase of fixed assets | ( 7,865) |
| Net Cash (Used in) Investing Activities | ( 7,865) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Repurchase of common stock | ( 234,000) |
| Net Cash (Used in) Financing Activities | ( 234,000) |
| Net increase in cash | 99,469 |
| CASH - JANUARY 1, 2003 | 24,260 |
| CASH - DECEMBER 31, 2003 | $123,729 |
| OPERATING ASSETS AND LIABILITIES | |
| (Increase) decrease - prepaid expenses | $ 339 |
| (Increase) decrease - receivable from brokers and dealers | ( 128,024) |
| (Increase) decrease - Securities, at market value | 15,301 |
| (Increase) decrease - deposit with clearing organization | 10 |
| (Increase) decrease - other assets | 7,700 |
| Increase (decrease) - accounts payable, accrued expenses and taxes | 165,171 |
| Increase (decrease) - loans payable | 2,500 |
| DECREASE IN OPERATING ASSETS AND LIABILITIES | $ 62,997 |

The accompanying notes are an integral part of these financial statements

BENSON YORK GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| BALANCE - JANUARY 1, 2003 | $ -0- |
| BALANCE - DECEMBER 31, 2003 | $ -0- |

The accompanying notes are an integral part of these financial statements

BENSON YORK GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements.

TRANSACTIONS

Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statements.

INVENTORY VALUATION

Securities are stated at market value and the resultant gain or loss is reflected in the Statement of Income.

FIXED ASSETS

Depreciation has been provided primarily by the use of the straight-line method over the estimated useful life of the assets.

Maintenance and repair costs are changed to operations as incurred; renewals and betterments are charged to the appropriate asset account.

On retirement or sale of property, the respective property accounts are reduced by the cost of the property retired or sold, accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company's future minimum lease commitments under real estate leases are as follows:

| Year Ended | |
|---|---|
| December 31, 2004 | 103,581 |
| December 31, 2005 | 108,760 |
| December 31, 2006 | 27,657 |

The Company has no other commitments or contingent liabilities, nor any off-balance sheet risk.

Counsel for the Company advised that there is no litigation of a material nature pending against the Company.

NOTE 3 - FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, receivables and securities approximated their respective fair values.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule which requires that the Company maintain net capital, as defined of 6 2/3% of aggregate indebtedness, or $5,000, whichever is greater. At December 31, 2003 the Company had a net capital of $100,687 which exceeded the requirements by $76,035.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SCHEDULE I

# BENSON YORK GROUP, INC.

## COMPUTATION OF NET CAPITAL

## AS OF DECEMBER 31, 2003

| | | |
|---|---|---|
| TOTAL SHAREHOLDERS' EQUITY | | $109,979 |
| TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL | | $109,979 |
| DEDUCTIONS OR CHARGES | | |
| Non-allowable assets | | |
| Net book value of fixed assets | $ 6,292 | |
| Other assets | 4,997 | |
| Total Non-Allowable Assets | | 11,289 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | | 98,690 |
| HAIRCUTS | | -0- |
| NET CAPITAL | | $ 98,690 |

SCHEDULE I

# BENSON YORK GROUP, INC.

## COMPUTATION OF AGGREGATE INDEBTEDNESS

## AS OF DECEMBER 31, 2003

| | |
|---|---|
| TOTAL AGGREGATE INDEBTEDNESS LIABILITIES | |
| Accounts payable, accrued expenses and taxes | $354,260 |
| Loans payable | 15,500 |
| TOTAL AGGREGATE INDEBTEDNESS | $369,760 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 374.67% |

## BENSON YORK GROUP, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

## AS OF DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BENSON YORK GROUP, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2003

| | |
|---|---|
| MINIMUM NET CAPITAL REQUIRED - 6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS | $24,652 |
| MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER | $ 5,000 |
| NET CAPITAL REQUIREMENT | $24,652 |
| EXCESS NET CAPITAL (Net capital less net capital requirement) | $74,038 |
| EXCESS NET CAPITAL AT 1,000% (Net capital less 10% of aggregate indebtedness) | $61,714 |

SCHEDULE I

# BENSON YORK GROUP, INC.

## RECONCILIATION OF AUDITED NET CAPITAL WITH UNAUDITED NET CAPITAL

## AS OF DECEMBER31, 2003

| | | |
|---|---|---|
| NET CAPITAL PER UNAUDITED FORM X-17A-5 | | $162,943 |
| Decrease in unallowable assets | $ 7,300 | |
| Additional expenses per audit | ( 71,553) | |
| | | ( 64,253) |
| NET CAPITAL PER AUDITED FORM X-17A-5 | | $ 98,690 |

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Benson York Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Benson York Group, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach + Company, LLP

Certified Public Accountants

February 17, 2004
New York, New York